EXHIBIT 99.1

This announcement contains inside information

Our U.S. national trust bank charter application

Today, the U.S. Office of the Comptroller of the Currency (OCC) communicated its decision to deny Wise’s application for a national trust bank charter at this time. Since submitting this original application over a year ago, our business and compliance maturity have evolved significantly. This includes changes we have made in response to OCC feedback throughout the application process, and the OCC’s letter published today refers to these historical issues with our original application that we have been addressing. We look forward to submitting a viable application to the OCC in due course which reflects both our growing business and the changing regulatory landscape.

The OCC’s decision does not affect Wise’s normal operations, in the U.S. and elsewhere, under our existing money transmitter licenses (across 48 states and four territories) and portfolio of 80+ licenses globally.

Timing of application

In its letter to Wise, the OCC refers to a public Multi-State Consent Order in the U.S. from July 2025, one month after we submitted our application for a national trust bank charter. In response to the Consent Order, we have strengthened our local U.S. program, enhanced our investigation and reporting processes, improved the integrity of the data we collect from our customers and increased resourcing for our local compliance program.

We have invested significantly in enhancing our processes and controls globally and in the U.S. since the original application for the trust charter was prepared, including those to prevent financial crime alongside other forms of risk. Preventing bad actors from using financial institutions like Wise is of the utmost importance to us. To achieve this, we work closely with regulators around the world including the UK’s Financial Conduct Authority (FCA) and the National Bank of Belgium (NBB). This is typical for a financial institution of our size, as are routine examinations by these regulators with findings and recommendations that we work to implement to provide a safe and secure service to our customers.

Evolving regulatory landscape and a new license application

Since the submission of our original application, the Federal Reserve announced in May 2026 a proposed change in the policy for payment system access. Our original application was conditioned on obtaining direct access to master accounts at the Federal Reserve. With the Federal Reserve generally pausing account access for an uninsured trust bank, the approach in our application became non-viable. Regulation for payments in the U.S. has also changed significantly in the last year, including the enactment of the GENIUS Act, along with rapidly evolving Federal Reserve policy on how financial institutions can directly access the federal payments network.

With digital assets, such as stablecoins, becoming more visible alongside existing payment rails, Wise’s infrastructure is well positioned to play an important interoperability role in this changing ecosystem. Our ability to efficiently connect payment systems, operate treasury management, and control risk in a regulated environment are more relevant than ever before to deliver even greater outcomes for customers.

Based on the above, we have informed the OCC that we plan to submit a new application for a national trust bank charter under a GENIUS Act framework, as we continue to maintain a positive relationship with the agency.

Enquiries

Martin Adams - Investor Relations

owners@wise.com

Sana Rahman - Communications

press@wise.com

Brunswick Group

Charles Pretzlik / Emily Murphy

Wise@brunswickgroup.com

+44 (0) 20 7404 5959

About Wise

Wise is a global technology company, building the best way to move and manage the world's money.

With Wise Account and Wise Business, people and businesses can hold 40+ currencies, move money between countries and spend money abroad. Large companies and banks use Wise technology too, an entirely new network for the world's money.

In fiscal year 2026, Wise supported around 19 million people and businesses, processing over $240 billion in cross-border transactions and saving customers over $3 billion.

FORWARD LOOKING DISCLOSURE DISCLAIMER

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